UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

THE DIXIE GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $3.00 Per Share

(Title of Class of Securities)

255579-10-4

(CUSIP Number)

John F. Henry, Jr.

Shumacker Witt Gaither & Whitaker, P.C.

1100 SunTrust Bank Building, 736 Market Street

Chattanooga, TN 37402

423-425-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 19, 2005**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**See Explanatory Note that precedes Item 1.

SCHEDULE 13D
CUSIP NO. 255579-10-4		PAGE 2 OF 7 PAGES
1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel K. Frierson
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [X ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (See Instructions) [PF, OO]
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 589,927
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 325,648
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 589,927
PERSON WITH	10.	SHARED DISPOSITIVE POWER 325,648
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,575
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%
14.		TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE:

This Amendment No. 7 to the Schedule 13D filed by Daniel K. Frierson with respect to holdings and transactions in the Common Stock, par value $3.00 per share (the "Common Stock") and the Class B Common Stock, par value $3.00 per share (the "Class B Common Stock"), of The Dixie Group, Inc., a Tennessee corporation (the "Issuer"), amends and supplements Amendment No. 6 to such Schedule 13D, filed by Daniel K. Frierson with the Securities and Exchange Commission on April 16, 2004, and is being filed to report the execution of a Shareholder Voting Agreement entered into by Mr. Frierson and certain members of his family as of December 19, 2005, as well to reflect the results of Mr. Frierson's transactions in the Common Stock and Class B Common Stock that have occurred since the filing of Amendment No. 6.

Item 1. Security and Issuer.

No Change.

Item 2. Identity and Background.

No Change.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable for purposes of this Amendment No. 7.

Item 4. Purpose of Transaction.

No Change.

Item 5. Interest in Securities of the Issuer.

The information set forth under Item 5(a) is hereby amended and restated in its entirety as follows:

As of the date hereof, Mr. Frierson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 915,575 shares of Common Stock1 constituting approximately 7.18% of the 12,760,096 shares of Common Stock that were deemed to be outstanding as of October 21, 2005.2

The information set forth under Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Frierson has the sole power to vote and dispose of 589,927 of the shares of Common Stock for which beneficial ownership is reported.3

******************

(1)  Such 915,575 shares of Common Stock consist of 325,480 shares of Common Stock and the deemed conversion to Common Stock of 590,095 shares of Class B Common Stock. The 325,480 shares of Common Stock consist of: (i) 266,734 shares of Common Stock as to which Mr. Frierson has sole voting and investment power, consisting of (A) 29,747 shares of Common Stock owned directly by Mr. Frierson, (B) options, which are exercisable within 60 days of the date hereof, to purchase 227,934 shares of Common Stock, (C) 3,567 shares of Common Stock allocated to Mr. Frierson's account in The Dixie Group, Inc. 401(k) Retirement Savings Plan (the "401(k) Plan") (Trustee votes shares pursuant to direction from 401(k) Plan participants), and (D) 5,486 shares of Common Stock held by Mr. Frierson as trustee of the Rowena K. Frierson Charitable Remainder Unitrust for the lifetime benefit of Daniel K. Frierson; and (ii) 58,746 shares of Common Stock owned by the children of Mr. Frierson and as to which he shares voting and investment power. The 590,095 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, consist of: (i) 323,193 shares of Class B Common Stock owned directly by Mr. Frierson; (ii) 86,719 shares of Class B Common Stock owned by the children of Mr. Frierson, as to which he shares voting and investment power, (iii) 94,879 shares of Class B Common Stock owned by the wife of Mr. Frierson, as to which he shares voting and investment power, and (iv) 85,304 shares of Class B Common Stock owned by five family trusts as described in Item 5(b), as to which Mr. Frierson shares voting and investment power as a co-trustee.

(2)  818,029 shares of Common Stock are added to the 11,942,067 shares of Common Stock reported as outstanding as of October 21, 2005 according to the Issuer's third quarter Form 10-Q, to reflect (i) the assumed conversion of the 590,095 shares of Class B Common Stock, which are held as described in Footnote 1 hereto, and (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 227,934 shares of Common Stock.

(3)  Consists of (i) 29,747 shares of Common Stock owned directly by Mr. Frierson, (ii) options, which are exercisable within 60 days of the date hereof, to purchase 227,934 shares of Common Stock, (iii) 3,567 shares of Common Stock allocated to Mr. Frierson's account under the Issuer's 401(k) Plan (Trustee votes shares pursuant to direction from 401(k) Plan participants), (iv) 5,486 shares of Common Stock held by Mr. Frierson as trustee of the Rowena K. Frierson Charitable Remainder Unitrust for the lifetime benefit of Daniel K. Frierson; and (v) 323,193 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, held directly by Mr. Frierson.

********************

Mr. Frierson shares the power to vote and dispose of 325,648 of the shares of Common Stock for which beneficial ownership is reported, including (i) 58,746 shares of Common Stock and (ii) the deemed conversion of 266,902 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock.

The 58,746 shares of Common Stock as to which Mr. Frierson shares voting and investment power are held by his children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown). Their address for purposes of this filing is 345-B Nowlin Lane, Chattanooga, Tennessee 37421.

The 266,902 shares of Class B Common Stock (convertible on a share-for-share basis into Common Stock, and deemed to be so converted solely for purposes of reporting beneficial ownership herein) as to which Mr. Frierson shares voting and investment power consist of (i) an aggregate of 181,598 shares of Class B Common Stock owned by Mr. Frierson's children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson; and Emily F. Brown) and his wife (Joan H. Frierson), whose address for purposes of this filing is 345-B Nowlin Lane, Chattanooga, Tennessee 37421, and (ii) an

aggregate of 85,304 shares of Class B Common Stock held by Mr. Frierson as co-trustee of each of five family trusts, as follows:

  17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the J. Burton Frierson, III family. Paul K. Frierson's address is 141 Brow Lake Road, Lookout Mountain, Georgia 30750. He is a director of the Issuer. T. Cartter Frierson's address is 4939 Scenic Highway, Rising Fawn, Georgia 30738. He is President of TCF Consulting Group, LLC, a management consulting firm.

  17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Paul K. Frierson family.

  17,060 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the Daniel K. Frierson family.

  17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the T. Cartter Frierson family.

  17,061 shares of Class B Common Stock held by Mr. Frierson, Paul K. Frierson, and T. Cartter Frierson, as co-trustees, under Agreement with Rowena K. Frierson for the benefit of the James W. Frierson family.

Based upon the terms of these trusts, Mr. Frierson disclaims beneficial ownership of the 68,244 shares of Common Stock issuable upon the deemed conversion of the shares of Class B Common Stock held by the four trusts for the benefit of the families of his brothers (J. Burton Frierson, III, Paul K. Frierson, T. Cartter Frierson and James W. Frierson) for which he serves as one of the three co-trustees.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

The information set forth under Item 5(c) is hereby amended to include the following:

Effective December 19, 2005, Mr. Frierson entered into the Shareholder Voting Agreement described below in Item 6 with his wife (Joan H. Frierson) and his five children (Elizabeth Haley Frierson; D. Kennedy Frierson, Jr.; Rowena F. Barker; James B. Frierson;

and Emily F. Brown). Effective December 20, 2005, the Compensation Committee of the Issuer's Board of Directors granted immediately vested, non-qualified stock options with an exercise price of $13.51 per share to a number of participants under the Issuer's Stock Incentive Plan, including an option covering 60,000 shares of Common Stock granted to Mr. Frierson. Apart from the execution of the Shareholder Voting Agreement and the Issuer's December 20 option grants, Mr. Frierson has not effected any transactions in the Issuer's Common Stock or Class B Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under this item is hereby amended as follows:

The Shareholder Agreement referenced in Amendment 6 to this Schedule 13D expired, in accordance with its terms, in October 2005.

Effective December 19, 2005, Mr. Frierson entered into a Shareholder Voting Agreement (the "Voting Agreement"), the participants in which are Mr. Frierson, his wife (Joan H. Frierson) and his children (D. Kennedy Frierson, Jr.; James B. Frierson; Elizabeth Haley Frierson; Rowena F. Barker; and Emily F. Brown). The new Voting Agreement covers 504,791 of the shares of Class B Common Stock as to which Mr. Frierson has reported beneficial ownership herein, consisting of (i) 323,193 shares of Class B Common Stock owned directly by Mr. Frierson and (ii) an aggregate of 181,598 shares of Class B Common Stock owned by Mr. Frierson's wife and children.

Pursuant to the terms of the Voting Agreement, Mr. Frierson has been granted an irrevocable proxy to vote all such shares during the term of the Voting Agreement, which expires October 11, 2015. The Voting Agreement may not be amended or terminated except by means of a written agreement signed by all of the participants. Mr. Frierson's wife and children (and any of their designated successors under the Voting Agreement) may transfer their shares of Class B Common Stock covered thereby, subject to a requirement that they first offer to exchange such shares for a like number of shares of Common Stock held by Mr. Frierson. Each of the parties to the Voting Agreement has the right (but not the obligation) to make a written designation of a successor who shall be entitled to all of his or her respective rights under the Voting Agreement in the event of his or her death or incapacity. Unless subsequently revoked in writing pursuant to the terms of the Voting Agreement, Mr. Frierson's designated successor pursuant to this provision is his son, D. Kennedy Frierson, Jr.

Item 7. Material to Be Filed as Exhibits.

The information set forth under Item 7 is hereby amended by adding thereto the following:

99.2 Shareholder Voting Agreement, dated December 19, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2005

/s/ Daniel K. Frierson

Daniel K. Frierson